FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                 June 9, 2004

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

          Form 20-F    X                Form 40-F
                    ------                        -----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

          Yes                           No   X
              -----                        -----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

          Yes                           No   X
              -----                        -----


     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

          Yes                           No   X
              -----                        -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                                               Total Pages: 5

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                       Smith & Nephew plc
                                                       (Registrant)


Date: June 9, 2004                                  By:   /s/ Paul Chambers
                                                          -----------------
                                                          Paul Chambers
                                                          Company Secretary

7 June 2004




The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP




Dear Sirs,

We have been notified today that Sir Christopher O'Donnell, a director of Smith & Nephew plc, has acquired 11 Ordinary shares of 12 2/9 pence each in the Company, through the re-investment of a dividend, paid on 14 May 2004, through an ISA. Each share was purchased at 574 pence on 19 May 2004.

Sir Christopher O'Donnell now has a beneficial interest in 164,411 Ordinary shares being 0.018% of the issued share capital of the Company.

Yours faithfully,




P.R. Chambers
Company Secretary

8 June 2004




The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP




Dear Sirs,

We have been notified today that Peter Hooley, a director of Smith & Nephew plc, has acquired 11 Ordinary shares of 12 2/9 pence each in the Company, through the re-investment of a dividend, paid on 14 May 2004, through an ISA. Each share was purchased at 574 pence on 19 May 2004.

Peter Hooley now has a beneficial interest in 129,605 Ordinary shares being 0.014% of the issued share capital of the Company.

Yours faithfully,




P.R. Chambers
Company Secretary

8 June 2004


The Secretary
London Stock Exchange
10 Paternoster Square
London
EC4M 7LS

Dear Sirs,

Smith & Nephew plc has been notified today, pursuant to Section 198 of the Companies Act 1985 (as amended), by The Capital Group Companies, Inc, that they have a decreased notifiable interest, as at 4 June 2004, in 36,106,617 ordinary shares of 12 2/9p each in the Company representing 3.861% of the issued share capital of the Company.

Yours faithfully,




P.R. Chambers
Company Secretary